SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Proposals of the Board of Directors to YPF S.A.´s Shareholders regarding the items of the Agenda for the General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting called for April 28, 2023, available as of April 5, 2023.

Item 1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Board of Directors of YPF S.A. (the “Company” or “YPF”) proposes to the Shareholders’ Meeting of the Company that the two shareholders to sign the minutes be the representative appointed by Class A shares owned by the Argentine Government—Secretariat of Energy –Ministry of Economy, and the representative of shares owned by the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad - FGS) of the Public Social Security System – Argentine Social Security Administration (ANSES) - Law No. 26,425.

Item 2. Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

•

Shareholders are hereby reminded that, (a) the Board of Directors at the meeting held on September 15, 2022 approved the creation of a Long-Term Share Compensation Program based on shares (the “2022 Program”), and (b) that during the 2022 fiscal year, acquisitions of the Company’s own shares were made under the aforementioned 2022 Program, by applying net and realized gains resulting from the interim Financial Statements as of June 30, 2022, which were approved by the Board of Directors at the meeting held on August 10, 2022.

•

According to the Board of Directors’ Annual Report and the Financial Statements as of December 31, 2022, the Board of Directors proposed to the Shareholders’ Meeting to allocate the amount of $6,215 million to constitute the creation of a reserve to acquire shares of the Company, in order to grant the Board of Directors the possibility to acquire the Company’s own shares, in a timely manner, in order to allocate them to the share-based benefit plans (in accordance with Articles 64 and 67 of Law No. 26,831), consistent with the bonus and incentive plans carried out by the Company. Therefore, in the event that the Meeting approves the creation of such reserve, the Company may acquire its own shares and create a new Long-Term Share-Based Compensation Program (the “New Program”).

•	The purpose of both Programs is to promote the improvement of the personnel’s performance in accordance with the purposes of the Company’s strategic plan.

•	The Board of Directors - in charge of approval and regulation - is expected to establish the New Program during the year once the necessary approvals have been obtained.

•

While the Board of Directors is responsible for the creation of employee compensation plans, in the event of plans payable in shares of the issuing company, current legislation in force requires the approval of the shareholders’ meeting regarding the exemption of the preemptive offer of the shares and the creation of a reserve aimed to acquire shares of the Company, where applicable.

In this regard, the Board of Directors proposes to the Shareholders’ Meeting of the Company:

(i)

To approve the waiver of the preemptive offer of shares as provides in Article 67 of Law No. 26,831 in order to authorize the delivery of the acquired shares of the Company to the beneficiary employees of each Program, a timely manner, in order to comply with the 2022 Program or the New Program, as the case may be.

(ii)

Include in the proposal for allocation of results of the fiscal year, the creation of a special reserve to acquire shares of the Company to be allocated to the New Program, where applicable (in accordance with Articles 64 and 67 of Law No. 26,831).

Shareholders are reminded that for the consideration of this item on the Agenda, the Meeting will be an Extraordinary Meeting.

Item 3. Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 46, which began on January 1, 2022 and ended on December 31, 2022.

The Board of Directors considered and approved the aforementioned documents and proposes to the Shareholders’ Meeting of the Company its approval.

Please find the Company’s individual and consolidated Financial Statements and Annual Report for fiscal year beginning January 1, 2022 and ended December 31, 2022 published at the Argentine Securities Commission’s Regulations’ web site (“CNV”) at:

https://aif2.cnv.gov.ar/presentations/publicview/65a6cc33-84a8-42f7-a9eb-162f987210d2

Item 4. Consideration of the accumulated results as of December 31, 2022. Constitution of voluntary reserves.

The Board of Directors proposes to the Shareholders’ Meeting of the Company:

1.

To place on record that, as informed by the Board of Directors at its meeting held on March 9, 2023, the Company’s unappropriated retained earnings at the end of the fiscal year under analysis, amounted to $1,001,214 million, which include retained earnings for $232,849 million and translation differences accumulated for $768,365 million. In this respect, based on the accounting policy change adopted by the Company’s Board of Directors on November 9, 2022, pursuant to CNV’s General Resolution No. 941/2022, translation differences accumulated in the account “Other Comprehensive Income” were assigned to each of the equity items originating such differences, as described in Note 2.b) to the Financial Statements under consideration.

2.

To ratify the resolution adopted by the Board of Directors at its meeting held on September 15, 2022, which approved the terms and conditions for the purchase of shares issued by the Company for up to $4,768 million, in compliance with article 64 of Law No. 26,831 and the CNV Rules, with liquid and realized gains resulting from the interim Financial Statements as of June 30, 2022 approved by the Board of Directors on August 10, 2022.

3.

To place on record that, as required by the CNV Rules (Article 3, item 11, sections c), d) and e) Chapter III, Title IV), it was informed under a Note to the Company’s Financial Statements that as of December 31, 2022, there is a restriction to the distribution of retained earnings for an amount of $12,040 million arising from (i) Treasury Shares: while the Company’s own shares repurchased by the Company are held in treasury, for an amount equal to the acquisition cost of treasury shares of $4,499 million, (ii) Share Trading Premium: in the event of disposal (in this case, in the event of delivery) of the Company’s own shares where the balance of the Share Trading Premium account is negative, for the negative balance of such account of $158 million, and (iii) Translation Differences: for the translation differences of the foregoing assigned items of $7,383 million.

4.

To propose to the Shareholders’ Meeting to allocate the balance of retained earnings, after deducting the amounts of restricted distribution, as mentioned in paragraph (3) above, namely, the amount of $989,174 million, as follows:

(a) to allocate $6,215 million to establish a reserve for the purchase of the Company’s own shares in accordance with section entitled “Bonus and incentive plans” of the Annual Report, in order to enable the Board of Directors to purchase the Company’s own shares at the time it deems appropriate and to comply, during the implementation of the plans, with the commitments undertaken or to be undertaken in the future, delegating to the Board the power to determine the time, opportunity and conditions for the use of the Reserve for the purchase of the Company’s own shares for the purpose mentioned above.

(b) To allocate the amount of $40,000 million to create a reserve for future dividends, broadly empowering the Board of Directors to determine, based on regulatory and financial conditions, the availability of funds, operating results, investments and other aspects considered relevant to the development of the Company’s activities, the total or partial use, on one or more occasions, of the said reserve for future dividends, determining the opportunity, form, conditions and the amount for its distribution.

(c) To allocate the amount of $942,959 million to establish a reserve for investments in accordance with the third paragraph of article 70 of the General Corporations Law No. 19,550.

5.

To inform that, in accordance with article 70 of the General Corporations Law, at least 5% of liquid and realized gains resulting from the fiscal year should be allocated to the Legal reserve until such reserve reaches 20% of the capital, which was accomplished in fiscal year ended December 31, 2009. Also, in compliance with CNV General Resolution No. 941/2022, it is informed that in view of the translation differences accumulated originated to the Company’s capital and adjustment to capital, it was necessary to assign the amount of $137,268 million corresponding to translation differences accumulated in the Other Comprehensive Income account to increase such reserve to at least 20% of the capital, and to comply with article 70 of the General Corporations Law No.19,550.

Shareholders are reminded that for the consideration of this item on the Agenda, the Meeting will be an Extraordinary Meeting.

Item 5. Determination of the fees payable to the Independent Auditor for the fiscal year ended December 31, 2022.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to approve Deloitte & Co. S.A’s remuneration for an amount equal to $413.693.286 (four hundred and thirteen million six hundred and ninety-three thousand two hundred and eighty-six) for its audit services as Independent Auditor of the annual financial statements as of December 31, 2022 and the quarterly information corresponding to 2022.

Item 6. Appointment of the Independent Auditor who shall render an opinion on the annual financial statements as of December 31, 2023 and determination of its remuneration.

The Audit Committee has assessed the performance of Deloitte & Co. S.A., and issued a favorable opinion, raising no objections should the Shareholders’ Meeting decide to appoint Deloitte & Co. S.A. as the Company’s Independent Auditor to report on the annual financial statements as of December 31, 2023.

In this regard, the Board of Directors proposes to the Shareholders’ Meeting of the Company:

1.

To appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2023, informing that, in compliance with the provisions of Articles 22 and 23 of Chapter III Title II of the Argentine Securities Commission’s Regulations (CNV Regulations), Mr. Guillermo Cohen and Mrs. Vanesa Rial De Sanctis, as certifying accountants, and Mr. Diego Octavio De Vivo, as alternate certifying accountant, have filed the affidavits required under the applicable regulations; and

2.	To have the remuneration of the Independent Auditor determined by the General Ordinary Shareholders’ Meeting at which the annual financial statements for fiscal year 2023 will be considered.

Item 8. Consideration of the Remuneration of the Board of Directors for the fiscal year ended December 31, 2022.

In relation to the Board of Directors’ fees for fiscal year ended December 31, 2022, it is informed that:

1.

The General Ordinary Shareholders’ Meeting held on April 29, 2022 approved to authorize the Board of Directors to pay advance compensations to Directors and Supervisory Committee members for fiscal year 2022 for up to a total amount of $706,197,358 and (ii) during the fiscal year ended December 31, 2022, $701,019,048 were paid as fees, compensations and remunerations on all accounts to the Board of Directors.

2.

The Board of Directors considers that the remunerations allocated to its members during the fiscal year under consideration are adequate and reasonable as they contemplate the responsibilities of each director, the performance of special commissions and/or technical -administrative functions, if any, and the time devoted to their duties. The Board further considers that such remunerations are in line with market guidelines, based on the analysis conducted by the People and Culture Vice-Presidency and the Compensation and Nomination Committee, and the particular circumstances of the Company.

Based on the foregoing, the Board of Directors proposes to the Shareholders of the Company to approve the amount of $701,019,048 as remunerations, fees and compensations on all accounts of the Board of Directors for the fiscal year ended December 31, 2022.

Item 9. Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2022.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the amount of $27.192.000 (Pesos twenty-seven million one hundred ninety-two thousand pesos) as remunerations of the Supervisory Committee for fiscal year ended December 31, 2022.

Punto 10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Board of Directors resolved to propose that the Supervisory Committee should be composed of three (3) regular members and three (3) alternate members.

Punto 13. Determination of the number of regular and alternate members of the Board of Directors.

The Board of Directors proposes to the Shareholders’ Meeting of the Company that the Board of Directors should be composed of twelve (12) regular members and eleven (11) alternate members.

Punto 15. Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

The Board of Directors proposes to the Shareholders’ Meeting of the Company:

(i)

The appointment of Pablo Gerardo González, Pablo Aníbal Iuliano, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sonia Elizabeth Castiglione, Ramiro Gerardo Manzanal, y Celso Alejandro Jaque, as Regular Directors for Class D shares, all of them for one fiscal year.

(ii)

The appointment of Gerardo Damián Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala y Santiago Álvarez, as Alternate Directors for Class D shares, all of them for one fiscal year.

In the event of temporary or permanent replacement of regular directors Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sonia Elizabeth Castiglione, to establish the substitution of each of them in the following order, respectively: Gerardo Damián Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba y Miguel Lisandro Nieri. Messrs. María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala y Santiago Álvarez may replace any of the remaining Directors for Class D shares hereby proposed.

Additionally, it is informed that according to information received by the Company to date, Messrs. Pablo Gerardo González, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sonia Elizabeth Castiglione, Ramiro Gerardo Manzanal, y Celso Alejandro Jaque, do qualify as independent; and Pablo Iuliano do qualify as non-independent in accordance with the Argentine Securities Commission Regulations. Additionally, it is informed that according to information received by the Company to date, Messrs. Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba y Miguel Lisandro Nieri, do qualify as independent; and Gerardo Damián Canseco, Maria Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala y Santiago Álvarez do qualify as non-independent in accordance with the National Securities Commission Regulations.

Background information of the proposed candidates is attached hereto.

Item 16. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2023.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the payment of advanced compensation to directors and members of the Supervisory Committee for fiscal year 2023 for up to an amount of $1,624,540,676. To such effect, the remunerations corresponding to positions to be filled in the Board of Directors and the respective Committees, special commissions and technical and administrative functions were taken into account, as well as the inclusion of the CEO’s remuneration and the projections for maintaining the Company’s market position.

In consideration of the above, and based on the analysis made by the Compensation and Nomination Committee of the Board of Directors on the basis of market information provided by a consulting firm specialized in the matter, the proposed remunerations are considered appropriate and reasonable, and in line with comparable remunerations of leading companies in the market.

Item 17. Ratification of the powers delegated to the Board of Directors to i) determine the terms and conditions of the notes issued under the Frequent Issuer Regime and ii) to create Global Programs for the issuance of negotiable obligations.

The Board of Directors proposes to the Shareholders of the Company to ratify for five years as from the date hereof, the delegation of powers to the Board of Directors and the possibility for the Board to subdelegate such powers to one or more of its members and/or to one or more first line managers of the Company, to determine the terms and conditions of the notes to be issued under the Frequent Issuer Regime pursuant to the provisions of Section 10 of the Company’s By-laws. Likewise, it is proposed to ratify that the Board of Directors be empowered to create a Global Program for the issuance of notes pursuant to Section 10 of the Company’s By-laws, if necessary.

Therefore, the Board of Directors shall be empowered to: (i) determine all terms and conditions of issuance of the notes, including the amount, rate and term of the notes; (ii) negotiate and execute all necessary agreements and documentation, including without limitation prospectuses, ratification before the National Securities Commission (“CNV”), determination of the amount to be issued under the Frequent Issuer Regime or the program to be created, the corresponding pricing supplements and the securities representing the notes; (iii) file with the CNV, Buenos Aires Stock Exchange, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., and/or any other stock exchange or organized market in Argentina and/or abroad, and before any controlling authority or corresponding agency -including but not limited to the Central Bank of the Republic of Argentina and Caja de Valores S.A., among others-, all the necessary procedures for the notes; and (iv) subdelegate in one or more of its members, or in one or more of the Company’s first line executives, the exercise of all the aforementioned powers.

The Board of Directors

YPF S.A.

**************

Exhibits

Exhibit to Item 15. Appointment of regular and alternate of the Board of Directors for Class D shares and determination of their tenure.

Background information of Regular Directors proposed for Class D

Pablo Gerardo González

Mr. Pablo González earned a law degree from Universidad Nacional de La Plata where he also obtained a notary public degree. He holds a degree in Hydrocarbons Law from Universidad Austral. In 1994, Mr. González was a member of the board of Distrigas S.A. In 1996, he served as Legal Manager at Servicios Públicos Sociedad del Estado. From 1999 to 2003, he served as Undersecretary for Fiscal Resources of the Province of Santa Cruz. He served as General Attorney of the Province of Santa Cruz from 2003 to 2007. In 2007, he served as Provincial Minister of Home Affairs, Provincial Representative and First Vice President in the House of Representatives of the Province of Santa Cruz. From 2008 to 2011, he was Chief of the Ministerial Cabinet of the Province of Santa Cruz. Between 2011 and 2015, he was National Senator in representation of the Province of Santa Cruz. Between 2014 and 2015, he was a member of the National Judicial Council. He was Vice Governor of the Province of Santa Cruz between 2015 and 2019. From 2019 to 2021, he was Provincial Deputy representative for the Province of Santa Cruz. In February 2021, Mr. González was appointed Director and Chairman of the Board of YPF.

Pablo Anibal Iuliano

Mr. Iuliano earned a Chemical Engineering degree from the Universidad Tecnológica Nacional and an MBA degree at the IAE Business School. Mr. Iuliano joined YPF in 1998 and developed his career in the Upstream business, in different blocks and operations (Golfo San Jorge basin, Mendoza and Neuquén), in areas of oil & gas production operations, D&C and engineering. He led the business in Loma Campana block (developed by YPF in association with Chevron) from 2013 to 2017. In June 2017, he continued his career at Tecpetrol, as director of Neuquina basin and Regional Manager at the Vaca Muerta formation. Between May 2020 and July 2022, he was our Vice President of Unconventional Upstream business. He has been a member of the Board of Directors of YPF since May 2020. Currently, he serves as our CEO.

Roberto Luis Monti

Mr. Monti earned undergraduate and master’s degrees in electrical engineering from the Universidad de Buenos Aires and holds a master’s in business administration from the American Management Association, New York. He has an extensive experience in the national and international energy industry. From 1995 to 1997, he was Chairman and General Manager of Maxus Energy Corporation. From 1997 to 1999 he held several positions at YPF, including CEO during 1997 and Chairman and CEO from 1998 to 1999. From 1999 to 2000, he was the Executive Vice President of Exploration and Production of Repsol YPF in Argentina. Currently, he is a member of the Board of Directors of Tenaris S.A. Between April 2016 and January 2020 he was a member of the Board of Directors and Chairman of the Risk and Sustainability Committee of the Board of Directors of YPF. He has been a member of the Board of Directors of YPF since May 2020 and is currently a member of the Risks and Sustainability committee.

Norberto Alfredo Bruno

Mr. Bruno earned a Business Administration degree from the Universidad Argentina de la Empresa and postgraduate studies in strategic management from the Instituto de Administración Estratégica; organization and business management at the Instituto Argentino de Economía Energética and energetic economy at the Massachusetts Institute of Technology. He held different positions at YPF, where he served as International Development Manager from 1983 to 1998 and at YPF Perú S.A.C. where he was the General Manager from 1998 to 2000. From October 2001 to December 2013, he was the General Manager of Empresa de Energía Río Negro S.A. Thereafter, he served as a business consultant and advisor for enterprises. Between December 2015 and December 2019, he was the Minister of Economy and Infrastructure of the Neuquén Province. He has been a member of the Board of Directors of YPF since April 2016.

Horacio Oscar Forchiassin

Mr. Forchiassin earned a Mechanical Engineering degree from Universidad Nacional de la Patagonia San Juan Bosco of Comodoro Rivadavia, Chubut Province. He held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1991. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager. From 1995 to 2016 he held various positions in NOV Tuboscope Vetco de Argentina S.A., including Operations Manager for south regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the Board of Directors, serving as Chairman and General Manager from March 2012 to December 2016. During the same period, he was Director in Tuboscope Vetco of Canada Inc. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A. He has been a member of the Board of Directors of YPF since March 2020.

Ignacio Perincioli

Mr. Perincioli earned a Business Administration and a Certified Public Accountant degrees from the Universidad de Buenos Aires. He also has a project management specialization of the Asociación Argentina de Evaluación (ASAE), a specialization in management of small and medium sized enterprises at the Universidad de Buenos Aires and a specialization in oil and gas management at Universidad Austral. served in the Department of Control of External Indebtedness of the Auditor General’s Office from February 2000 to June 2003. From July 2003 to December 2004, he served in the Coordination and Management Control Under Secretariat. Between January 2005 and February 2008, he served in the Provincial Road Program within the Ministry of Federal Planning, Public Investment and Services, and in the Administration and Finance Management of La Opinión Austral S.A. in Río Gallegos, Santa Cruz Province, since March 2008. From December, 2015 to March, 2018, he was President of Fomento Minero de Santa Cruz S.E., Director and Vice-President of Cerro Vanguardia S.A., and a member of the Supervisory Committee in Patagonia Gold S.A. Between July, 2014 and December, 2015, he was a member of the Board of Directors of YPF. Currently, he is the Minister of Economy, Finance and Infrastructure of the Santa Cruz Province. He has been a member of the Board of Directors of YPF since April 2018.

Emilio Javier Guiñazú Fader

Mr. Guiñazú Fader earned an Industrial Engineering degree from the Universidad Nacional de Cuyo and an MBA degree from Escuela de Graduados en Liderazgo Empresarial DUXX Monterrey, México. From 1996 to 2005, he worked in the projects department at IMPSA S.A. Hydro participating in projects carried out in Argentina, Brazil, Malawi and the United States. From 2005 to 2015, he held various positions at IMPSA S.A. Wind, including General Manager, Marketing Manager and Director of Operations. From 2015 to 2019, he was President and General Manager at Empresa Mendocina de Energía S.A., and Director at Hidroeléctrica Nihuiles S.A. From December 2015 to April 2022, he was Under Secretary of Energy for the Mendoza Province. Since April 2021 he is General Manager at Potasio Río Colorado S.A.U. He has been a member of the Board of Directors of YPF since April 2022.

Sonia Elizabeth Castiglione

Mrs, Castiglione earned a Systems Analyst degree from the Instituto Juan XXIII and a postgraduate course in Business IT from the Instituto Tecnológico ORT. From 1991 to 1996, She served as independent consultant in information systems and administrative processes. From 2000 to 2019, she held various positions in the Municipality of Río Grande, Tierra del Fuego Province, as Head of the Local Development Department, Tourism Coordinator, Undersecretary of Production and Secretary of Production and Environment. Since 2019, she is Minister of Production and Environment for the Tierra del Fuego Province. She has been a member of the Board of Directors of YPF since November 2022.

Ramiro Gerardo Manzanal

Mr. Manzanal earned an Economics degree, with orientation in economic planning and development from the Faculty of Economic Sciences of the Universidad de Buenos Aires and a postgraduate in economics and public policies from Universidad Torcuato Di Tella. Between 1998 and 2000, he worked as a consultant in the Secretary of Industry, Commerce and Mining. Between 2000 and 2004 he was an advisor in the Cabinet Floor of the Secretary of Economic Development of the Government in the City of Buenos Aires. Between 2004 and 2006, he was an advisor to the Undersecretary of Production, Secretariat of Production, Tourism and Sustainable Development, of the Government in the City of Buenos Aires. Between 2006 and 2008, he was Executive Coordinator of the Interamerican Development Bank belonging to the Secretariat of Industry, Commerce and Small and medium-sized enterprises, Ministry of Economy and Production of the Nation. Between 2008 and 2012, he was an advisor to the Presidency of the Grupo Banco Nación - Nación AFJP. Between 2012 and 2014, he was an advisor to the General Management of the BCRA. Between 2014 and 2015, he was a member of the Board of Directors of the National Commission for Foreign Trade. Between 2016 and 2019, he served as a consultant at Idear Desarrollo. During 2019, he worked in the general coordination of the SME Center of the School of Economics and Business of the Universidad Nacional de San Martín in the Buenos Aires Province. He has been a member of the Board of Directors of YPF since March 2020.

Celso Alejandro Jaque

Mr. Jaque earned a National Public Accountant and Partitioning Expert degree of the Universidad Nacional de Cuyo, Faculty of Economic Sciences. Between 1991 and 1995, he was a Provincial Deputy of the Fourth Electoral District of the Mendoza Province. He was the Town Mayor of Malargüe, Mendoza Province between December 1995 and December 1999 and between December 1999 and December 2003. He was Senator of the Nation for the Mendoza Province, Honorable Chamber of Senators of the Nation during 2003 and 2007. Between 2007 and 2011, he was Governor of the Mendoza Province. Among other positions, he served as Private Secretary to the Minister of Finance of the Mendoza Province in 1987. From 1989 to 1991, he was General Director of Administration of Finance Ministry in the Mendoza Province. From 2012 to 2015, he was Ambassador Extraordinary and Plenipotentiary of the Argentine Republic in Colombia. He served as Administrative Manager in several service companies in the Mendoza Province. He also practiced the profession privately. He has been a member of the Board of Directors of YPF since March 2020.

Background information of Alternate Directors proposed for Class D

Gerardo Damián Canseco

Mr. Canseco earned a Law degree from Universidad Abierta Interamericana and specializes in trade union law. He has been an employee of YPF since 1984. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Santa Fe Province from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014. Likewise, he was the President of the Centro de Estudios Laborales y Sociales of Rosario in the Santa Fe Province from 2014 to 2016. Between 1992 and 2021, he was the General Secretary of the San Lorenzo branch of Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos (SUPeH). Since December 2021 he is the Secretary of Trade Union Affairs and Training of SUPeH. He has been an alternate member of the Board of Directors of YPF since May 2020.

Guillermo Rafael Pons

Mr. Pons earned a Certified Public Accountant degree from the Universidad Nacional del Comahue, Neuquén Province and a MBA degree at the International Business School (EIN). From December 1991 to December 2000, He practiced as an accountant independently. From January 2001 to October 2011, he was partner in Estudio Molinaroli, Perticarini, Pons y Asociados. He was Director General of Administration of the Ministry of Government and Justice of the Neuquén Province between May 1994 and November 1995. He served as Secretary of the Treasury of the Municipality of Neuquén Province between June 1995 and December 1995. Between November 1994 and May 1995, he was General Director of Administration of the Secretary of State for Social Action of the Neuquén Province. He was also Administrative Manager of the Unidad Ejecutora Central de Proyectos con Financiamiento Externo of the Neuquén Province between 1999 and 2000. He also served as a consultant to the Superintendency of Economic Management of the Río Negro Province in 1996. He was an advisor to the Legislature of Río Negro Province between 2003 and 2007. Currently, he is a partner of BMP Estudio & Consultora S.R.L. since 2011, and also the Minister of Economy and Infrastructure of the Neuquén Province. He has been an alternate member of the Board of Directors of YPF since April 2020.

Adrián Felipe Peres

Mr. Peres earned a Law degree from the Universidad de Buenos Aires. He was professor of civil law and contracts at the Universidad de Buenos Aires and the Pontificia Universidad Católica Argentina. Between 1968 and 1976, he worked as a lawyer for the SE. From 1976 to 1981, he was advisor and then Director of Contracts for YPF. Also, he served as advisor to the Ministry of Mining between 1981 and 1982. During that same period, he was a lawyer of counsel at Cárdenas, Hope & Otero Monsegur law firm. From 1982 to 2011, he worked at Bridas S.A. where he held various positions, as a Lawyer, Commercial Director and finally Vice President. In addition, he was Officer of Oil Committee of the International Bar Association, he was President of the Energy Law Association, and he was a member of the Board of the IAPG. Moreover, he was a representative member at the Board of the Cámara de Empresas Petroleras e Hidrocarburíferas (“CEPH”) until 2011, and since 2013, the Executive Officer and President of the Cámara de la Industria Petrolera (“CIP”). He has been an alternate member of the Board of Directors of YPF since April 2020.

Silvina del Valle Córdoba

Ms. Córdoba earned an International Relations and a Political Science degrees from the Universidad Católica de Córdoba and, among others, the following postgraduate seminars at the Universidad Nacional de la Patagonia Austral: public management and organization; public sector economics; in state, society and public policies of Argentina. She also has a postgraduate course in State Politics in the Framework of Globalization at the Georgetown University. She served as Director of Strategic Organization and Provincial Director of Statistics and Censuses of the Undersecretariat of Planning of the Santa Cruz Province. Between 2012 and 2015, she served as Head of the Migration Delegation of the Ministry of the Interior and Transportation of the Nation. Between 2015 and 2019, she served as Secretary of Commerce and Industry of the Ministry of Production, Commerce and Industry of the Government of the Santa Cruz Province. In November 2022 she was appointed member of the Board of Directors of Banco Santa Cruz S.A. She is currently the Minister of Production, Commerce and Industry of the Santa Cruz Province. She has been an alternate member of the Board of Directors of YPF since August 2020.

Miguel Lisandro Nieri

Mr. Nieri earned an Economics degree from the Universidad Nacional de Cuyo and a master’s degree in finance and management control from the ADEN Business School, University of San Francisco. He has held several positions throughout his career, including advisor of the Ministry of Finance of the Mendoza Province from January 2000 to November, 2003, Subdirector of Finance of the Provincial Fund for the Transformation and Growth of the Mendoza Province from July, 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June, 2006 to April, 2007, Business Manager of Puente Hnos. Sociedad de Bolsa from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. He was Minister of Finance and Treasury of the Mendoza Province from March 2017 to July 2018. Between July 2018 and December 2019, he served as Minister of Government, Labor and Justice of the Mendoza Province. Between December 2019 and December 2021, he served as Minister of Finance of the Mendoza Province. Currently, he is National Deputy representing the Mendoza Province. He has been an alternate member of the Board of Directors of YPF since March 2017.

María Martina Azcurra

Mrs. Azcurra earned a Public Accounting and a Business Administration degrees from the Universidad de Buenos Aires and a master’s degree in business management from the Universidad del Salvador. She joined YPF in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Responsible for Support and Functional Development within the Corporate Economic-Administrative area. From 2008 through 2010, she served as Corporate Manager for Strategy, Planning and Management Control, in the Finance area. Between 2010 and 2017, she took on different managing positions within the Commercial Downstream area. From 2017 to 2020, she was Human Resources Manager for Downstream Vice Presidency. Since 2020, she is our Executive Chemical Manager within our Commercialization Vice Presidency. She has been an alternate member of the Board of Directors of YPF since June 2020.

Santiago Martínez Tanoira

Mr. Martínez Tanoira earned an Industrial Engineering degree from the Instituto Tecnológico de Buenos Aires (“ITBA”) and a master’s degree in business administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the United States. In 1998, he joined YPF and took on several roles within the Petrochemical business. He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol in Spain. Afterwards, he was appointed Chemical Director at YPF from 2011 until 2012. He was also member of the Board of Directors of Profertil. From 2012 until 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. He was our Upstream Executive Vice President from October 2016 until August 2017, and our Downstream Executive Vice President from August 2017 until May 2020. Since May 2020, he is our Gas and Power Vice President. He has been an alternate member of the Board of Directors of YPF since April 2017.

Silvia Noemí Ayala

Mrs. Ayala earned a public Accounting degree from the Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from the ESEADE. She Ayala joined YPF in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF that operates service stations. She took on different roles in relation to the administrative and financial processes until 2007. From 2008 to 2011, she served as SAP Processing Coordinator and as Chief of Planning and Management Control. In 2012, she was appointed Treasury Manager. She was the Financial Services Department Manager in YPF between June 2018 to August 2021. Currently, she serves as Executive Leader Aconcagua Project reporting to the Digital Technologies and Transversal Solutions Vice Presidency. She has been an alternate member of the Board of Directors of YPF since June 2020.

Santiago Álvarez

Mr. Álvarez earned a law degree from the Universidad de Buenos Aires. From 2007 to 2009, He was Legislative Advisor of the Social Communication Committee in the Legislature of the City of Buenos Aires. From 2009 to 2011, he served as Deputy Manager of Institutional Relations of Aerolíneas Argentinas S.A. From 2011 to 2012, he was the News Manager in TV Pública. Between 2012 and 2015, he was Chairman of Agencia Télam. From 2016 to 2020, he worked as Creative Director in Monteagudo Agencia. Since January 2020, he is our Corporate Affairs, Communications and Marketing Vice President. He has been an alternate member of the Board of Directors of YPF since April 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 5, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer